SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                19 February 2007

                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  New Chairman announcement made on 19 February 2007





DC07-089                                                      February 19, 2007


               BT APPOINTS SIR MICHAEL RAKE AS ITS NEXT CHAIRMAN


BT is delighted to announce the appointment of its next chairman. Sir Michael Rake, the current chairman of KPMG International will succeed Sir Christopher Bland in September 2007.

Sir Michael is one of the world's most experienced and influential accountants. KPMG is among the world's leading accountancy firms. It has a global fee income of $17 billion. It is represented in 148 countries and employs 113,000 people, including 7,000 partners. Sir Michael has played a pivotal role in growing the company's business around the world. He will bring extensive international experience to BT as it continues to expand its global business.

Sir Michael said today: "I am thrilled to be joining a company which has achieved so much in recent years and has such ambition for the future. Sir Christopher Bland has done a magnificent job setting BT on a secure financial footing and developing a strategy for the future. Ben Verwaayen leads an outstanding team. I look forward to working closely with him, the board and my new colleagues. I feel extremely enthusiastic about helping to build upon the success of a company which has already given Britain a position of international leadership in broadband availability and has established itself as a world leader in networked IT services."

Welcoming the appointment, Sir Christopher said: "On behalf of the board I am delighted to be handing over the chairmanship of BT to such a distinguished international businessman. Michael has demonstrated outstanding leadership of a major global organisation during a time of considerable turbulence and change. I have every confidence that he will bring those same qualities of leadership to BT."

Ben Verwaayen added: "I congratulate Michael on his outstanding achievement at KPMG. I am excited at the prospect of working together with him at BT. We have accomplished a great deal, but there is still much more work to be done building BT's global presence and ensuring that the UK stays at the forefront of the broadband revolution. Throughout his career Michael has demonstrated both dynamism and vision. These are qualities that will help BT succeed through the next phase of its transformation."

Sir Michael is the chairman of Business in the Community, and is on the Board of the Prince of Wales' International Business Leaders Forum. He is a governor of Wellington College.

He is 59 years old, is married with four children, and lives in Henley.


Enquiries about this news release should be made to the BT Group Newsroom on its
 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site: http://www.bt.com/newscentre



About BT

BT is one of the world's leading providers of communications solutions and services operating in 170 countries. Its principal activities include networked IT services, local, national and international telecommunications services, and higher-value broadband and internet products and services. BT consists principally of four lines of business: BT Global Services, Openreach, BT Retail and BT Wholesale.


In the year ended 31 March 2006, BT Group plc's revenue was GBP19,514 million with profit before taxation of GBP2,040 million.


British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.


For more information, visit www.bt.com/aboutbt



Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date 19 February 2007